May 17, 2022

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust, formerly known as Alpha Architect ETF Trust (the “Trust”)

Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Viridi Cleaner Energy Crypto-Mining & Semiconductor ETF

Dear Ms. Rossotto:

This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on March 1, 2022 with respect to the Amendment relating to certain changes to the Viridi Cleaner Energy Crypto-Mining & Semiconductor ETF (the “Fund”), a series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: Please amend the name of the Fund to “Bitcoin Miners Fund.”

Response: The requested change to the Fund’s name has been incorporated throughout the Fund’s amended registration statement.

2.	Comment: Please explain why the Fund is limited to Bitcoin miners as opposed to cryptocurrency miners.

Response: The Sub-Adviser notes that cryptocurrency miners are overwhelmingly focused on Bitcoin mining and such miners derive the vast majority of their revenues from mining Bitcoin specifically. The few companies that engage in mining other cryptocurrencies (also known as altcoins)1 generate only a very small portion of their revenue streams from such activities. In addition, companies generally report their aggregate computing power and mining results in relation to their ability to process Bitcoin transactions, which underscores Bitcoin as the industry standard. Furthermore, many mining firms convert any alt-coin proceeds to Bitcoin itself. Finally, there are no companies in the portfolio that derive a majority of their revenues from mining altcoins. Therefore, the Sub-Adviser believes that the Fund’s focus on companies engaged in Bitcoin mining activities is appropriate and consistent with respect to the Fund’s overall investment strategy.

[1]	“Altcoins” refers to all cryptocurrencies other than Bitcoin.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

3.	Comment: Please explain why the Fund is changing its name and investment strategy within one year of commencing operations.

Response: The Adviser seeks to change the name and strategy for the following reasons:

First, shortly after the Fund commenced operations in July of 2021, the Chinese government (among other countries) banned cryptocurrency mining in the fourth quarter of 2021. These bans eliminated many cryptocurrency mining operations that relied on “dirty” energy sources. As such, the Fund’s use of clean energy screens as part of the security selection process became materially less relevant given the substantial reduction in “dirty” cryptocurrency miners that the Fund sought to exclude from the investment universe.

After the ban on cryptocurrency mining in various countries, other mutual fund sponsors launched similar products with similar investment strategies to those that are proposed for the Fund. Accordingly, given the change in the global landscape of Bitcoin mining, the Fund seeks to update its name and investment strategies accordingly.

4.	Comment: Please state that Bitcoin is a cryptocurrency and clarify the status of government backing of Bitcoin.

Response: Additional Bitcoin disclosure has been added and includes the status of Bitcoin being used as legal tender in El Salvador.

5.	Comment: Please clarify the definition of Bitcoin Miners and replace references to cryptocurrency with Bitcoin to the extent applicable.

Response: The applicable disclosure has been amended throughout the Fund’s amended registration statement, as applicable.

6.	Comment: Please explain the role of the non-discretionary Sub-Adviser.

Response: The role of the non-discretionary sub-adviser is set forth under the “Fund Management” section, specifically under the heading “Investment Sub-Adviser,” which provides:

The Sub-Adviser will perform its services as a non-discretionary sub-adviser, which means that the Sub-Adviser will not be responsible for selecting brokers or placing the Fund’s trades. Rather, the Sub-Adviser will provide trade recommendations to the Adviser and, in turn, the Adviser will be responsible for selecting brokers and placing the Fund’s trades. It is anticipated that the Adviser will generally adhere to the Sub-Adviser’s recommendations.

7.	Comment: Please explain the implications of the strategy change on how the fund operates and the associated risks.

Response: As noted in response to Comment 3, above, the changes to the Fund’s investment strategy are primarily to remove the “clean energy” screen from the investment selection process and focus on Bitcoin mining activities as opposed to broader cryptocurrency mining activities. In addition, proxy voting is proposed to be performed by the Adviser, Empowered Funds, LLC instead of the Sub-Adviser. The Adviser believes the changes are designed to better align the Sub-Adviser’s investment selection process given the fundamental change in how global Bitcoin mining activities are conducted and will provide shareholders with an accurate reflection of the Sub-Adviser’s processes given these changes.

8.	Comment: Please explain how the portfolio manager determines what securities are in crypto-related businesses.

Response: The Sub-Adviser reviews prospectuses, SEC filings, investor presentations and sell-side research to determine the portfolio companies that derive a majority of their revenue or profits from, or invests a majority of their assets in, Bitcoin mining activities.

9.	Comment: The Prospectus states that the Sub-Adviser may adjust the Fund’s portfolio holdings based on, among other criteria, a company’s “intent to engage” in activities related to Bitcoin mining. Please explain what this means.

Response: Companies that intend to engage in Bitcoin mining are those that, for example, are subject to reverse merger transactions or SPAC transactions where the listed shell company does not yet engage in Bitcoin mining, but the announced combined business will do so upon completion of the business combination. In addition, a company could announce a material investment in computing power and / or equipment. Such public statements would also indicate an “intent to engage” in Bitcoin mining.

10.	Comment: Please explain if the portfolio manager will utilize quantitative security selection and if so, disclose the data types and the data sources. If the data comes from private sources, please disclose who will pay for those sources.

Response: The Sub-Adviser will not engage in quantitative security selection. All security selection will be based on fundamental research. Accordingly, Quantitative Security Selection Risk has been removed from the registration statement.

11.	Comment: If Russia/Ukraine is expected to impact the Fund, please add risk disclosure.

Response: The Russia/Ukraine has not and is not expect to impact the Fund’s investment process or its investments more broadly. Therefore, no additional risk disclosure is proposed.

12.	Comment: Please add a reference to the annual or semi-annual report that contains the factors the board considered in approving the investment advisory agreement as well as the period covered by the report.

Response: A reference to the specific shareholder report containing the factors the Board of Trustees considered in connection with the approval of the investment advisory agreement has been incorporated into the Fund’s amended registration statement.

13.	Comment: For 12b-1 fees, please confirm that such fees will not be charged for 1 year post the effective date of the registration statement.

Response: The Adviser hereby confirms that Rule 12b-1 fees will not be charged for one year post the effective date of the filing of the Fund’s amended registration statement.

14.	Comment: In the Statement of Information, under the Code of Ethics discussion, please state if any Access Person may purchase securities held by the Fund.

Response: With respect to the Sub-Adviser, an “access person,” as defined in Rule 17j-1 under the Investment Company Act of 1940, as amended, is restricted from owning any individual securities held by the Fund. In addition, if an access person is aware of a new security that may be purchased by the Fund, a 7-day blackout period is enforced to prevent a purchase the security ahead of the Fund. Additionally, there is a minimum 90-day holding period that applies to any purchases the Fund.

With respect to the Adviser, any purchase of the underlying securities of the Fund by an Adviser access person requires advance approval of the Adviser’s CCO.

15.	Comment: Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The applicable disclosure has been amended as requested.

16.	Comment: Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including with respect to (iv) and (vi). The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018).

Response: The applicable disclosure has been amended as requested.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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